

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 16, 2016

Via E-mail
E. Barclay Simmons
Chairman and Non-Executive Director
The Bank of N.T. Butterfield & Son Limited
65 Front Street
Hamilton, HM 12
Bermuda

> **Re:** **The Bank of N.T. Butterfield & Son Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted May 20, 2016**
> **CIK No. 0001653242**

Dear Mr. Simmons:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Industry and Market Data, page iv

1. The statement that you are not aware of any misstatements regarding the industry data presented in the document implies that you are not responsible for statements attributed to such data. Remove the statements implying that you are not responsible for information that you have chosen to include in the registration statement.

Risk Factors, page 27

The Bank's credit ratings have a direct effect on its competitive position..., page 35

2.   Please revise to describe in greater detail:

* the impact that a one-notch downgrade in your credit ratings could have on your funding programs and activities, including your borrowing capacity and borrowing costs, and include quantification of the impact, as applicable;

* the current credit ratings of the Bank; and

* if material, the impact of any past ratings downgrades on your business. In this regard, we note news reports indicating that Fitch had downgraded your long-term issuer default rating in June 2016, and Moody's had downgraded your government-backed preferred stock rating and counterparty risk assessment ratings in May 2016.

We depend on the accuracy and completeness of information about clients…, page 40

3.   Revise this risk factor to disclose the extent to which you have experienced losses, or had to write down collateral, as a result of fraud or misrepresentation by clients during the reported periods.

Failure to comply with any applicable anti-corruption legislation..., page 41

4.   Please revise to clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.

Cautionary Note Regarding Forward-Looking Statements, page 54

5.   Please clarify your statement in the last paragraph that you do not undertake to update any forward-looking statements, unless it is required by applicable law.

Selected Consolidated Financial Data, page 64

Reconciliation of Non-GAAP Financial Measures, page 70

6.   Please revise this section and elsewhere in your document to better define and explain why the items included as part of "non-core" do not relate to operations that are central to your ongoing business activities or strategies.

7. You disclose on page 70 that you calculate core net income attributable to common shareholders by adding preference dividend and guarantee fees and deducting amortization of intangible assets from core net income. Please tell us and revise to more clearly explain why you deduct amortization of intangible assets for this measure. Additionally, we note that in the calculation of core net income attributable to common shareholders on page 73 that it does not appear that you have deducted amortization of intangible assets. Please revise accordingly.

8. You state that in footnote (10) to the reconciliation that in 2015 you made the determination that certain available for sale securities in Guernsey and the UK should have been classified as trading securities since 2011. Please provide us with more information about the original classification of these securities and why you believe they should have been classified as trading, especially in the light of the fact that you appeared to have held them for a number of years. As part of your response, please tell us how you considered the guidance in ASC 320-10-35-10 and 320-10-35-12 in concluding you should not have reclassified these securities to the trading category.   Lastly, given that these appeared to have been classified in your U.S. GAAP financial statements as available for sale, tell us how you determined that this adjustment is appropriate in light of Compliance and Disclosure Interpretations Question 100.04 available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

9. Please revise the formula shown on page 73 for core net income to be D=A+B+C as opposed to the formula currently disclosed.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 76

10. Please provide pro forma financial statements information for the interim period in accordance with Article 11 of Regulation S-X. Similarly revise to update your presentation of Historical Dividends on page 59, your Capitalization Table on page 60, and your Dilution Table on page 62.

11. Revise to omit your adjustment 3f) on page 78, which you disclose is to eliminate the historical impairment charge recorded in the United Kingdom segment during the fiscal year ended December 31, 2015, as this adjustment does not give effect to an event that is expected to have a continuing impact. Refer to Article 11-02(b)(6) of Regulation S-X.

Business, page 82

12. We note your disclosure that for the year ended December 31, 2015, you generated $379.5 million in net revenue, however, this amount does not agree to net revenue as presented on your consolidated statements of operations. We noted similar disclosure in your graphical presentation on page 86. Please revise your disclosure here, and elsewhere as applicable, to either reflect net revenue as presented on your consolidated statements of operations, or revise the title accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 100

13.   Please update your MD&A to include a discussion of the interim periods presented. Refer to Item 303(b) of Regulation S-K.

2015 Overview, page 100

14.   We note that in explaining the changes in the line items beginning at the bottom of page 101, you seem to repeatedly attribute the change to "items management considers non-core." Please revise this section to more clearly identify and explain the underlying reasons for changes in these line items rather than simply referring to the changes as relating to non-core items.

Market Environment, page 102

15.   On page 103 you refer to signs that the Bermuda economy is on the road to recovery. Please revise this section to expand your discussions of trends the Bermuda economy as well as the Bermuda real estate market to more clearly explain to the reader how the current state of each fits into the larger context of significant downturns in each experienced in 2008 to 2009. Explain the extent to which each has recovered from those downturns. Make appropriate revisions to the rest of your disclosure, including your risk factor disclosure about property values on page 28.

Consolidated Results of Operations and Discussion for Fiscal Year Ended December 31, 2015, page 106

16.   Please relocate the various individual discussions of the non-core factors affecting the comparability of your results to be below the respective line item sections they affect.

Provision for Credit Losses, page 109

17.   Please revise this section to more clearly describe the underlying factors that led to the overall decrease in your provision for credit losses. Identify and discuss any trends in the underlying credit quality within your various portfolios.

Non-Interest Income, page 110

18.   We note your tabular breakdown of assets under management (AUM) between those invested in Butterfield funds and those managed for clients on a discretionary basis. In light of your disclosure that your asset management revenues are generally based on the market value of the assets managed and the volume of transactions and fees for other services rendered, please revise to also provide a rollforward of your AUM by investment

strategy that separately presents gross client inflows, gross client outflows, market appreciation/(depreciation), and foreign currency translation adjustments.

Income Taxes, page 115

19.   Please revise to more clearly explain the drivers of the change in income taxes between periods, including a reconciliation of statutory to effective tax rates for each period presented. Quantify and more clearly explain the reasons for the changes in the valuation allowance on your deferred tax assets. Revise to clarify which deferred tax assets are subject to the valuation allowance. Explain the extent to which the valuation allowance relates only to your U.K. deferred tax assets.

Credit Risk, page 164

20.   You disclose on page 165 that loan-to-value (LTV) of the property is one of the primary factors considered in your underwriting for residential loans. Revise this section to address the following:

- Provide a table of the typical LTV ratio range accepted for new residential and commercial loans.

- Explain the extent to which you monitor refreshed LTVs. To the extent you do, quantify the LTV ratios as of the balance sheet dates presented by a meaningful breakdown of LTV ranges.

- Disclose how and when you obtain third-party appraisals, and how the appraisals impact the amount and timing of any provision or charge-off.

- Identify what procedures you perform between receiving updated appraisals to ensure that loan impairments can be timely recorded for collateral-dependent loans.

- Discuss any trends experienced in collateral values.

Management, page 194

Board, page 194

21.   To the extent that any director or member of senior management was selected as such pursuant to any arrangement or understanding with Carlyle, pursuant to the Investment Agreement or otherwise, please ensure that your disclosure makes that clear, as required by Item 6.A.5. of Form 20-F.

Principal Shareholders and Selling Shareholders, page 204

22.   For any selling shareholder that is a legal entity, please revise to disclose the natural person(s) who has voting or investment control over the securities they own. For guidance, please refer to Compliance and Disclosure Interpretations, Regulation S-K Question 140.02 which is available on the Commission's website.

23.   Please disclose whether any major shareholder has different voting rights or provide an appropriate negative statement. See Item 7.A.1(c) of Form 20-F.

Our Relationship with the Carlyle Group and Related Party Transactions, page 207

Butterfield Asset Management, page 208

24.   Revise this section to identify the total asset under management of the fund of funds that Butterfield Asset Management operates as a general partner for investment in Carlyle funds.

Description of Share Capital, page 210

25.   We note your disclosure in the first paragraph on page 210 that the summaries appearing in this section "do not purport to be complete." Please revise to clarify, if true, that you have discussed all material terms.

Lock-Up Agreements, page 233

26.   Please disclose whether the underwriters have any present intention or understandings, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up period. Also, briefly describe the "certain exceptions" to the lock-up agreements.

Exhibit Index

27.   Please tell us what consideration you have given to filing the following documents as exhibits to the registration statement:

•   the contracts entered into between the company and each of Alumina Investment Management LLC and Hewlett Packard, as discussed on page 37;

•   any agreement, arrangement or understanding with respect to your relationships with the Bank of New York Mellon and Wells Fargo, as discussed on page 37;

•   the 2010 Omnibus Share Incentive Plan, as discussed on page 201;

- the agreement entered into between Butterfield Asset Management Limited and Carlyle in May 2015, as discussed on page 208; and

- the employment agreements with your senior management, as discussed on page 208.

Please refer to Item 601(b)(10) of Regulation S-K.

Additional Comments

General

28. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Michael Henderson at (202) 551-3364 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian N. Windsor

Christian N. Windsor
Special Counsel
Office of Financial Services

cc: Shaun Morris
    Edward J. Lee, Esq.